Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: MAY 2003

PETRO-CANADA

(Name of registrant)

150 - 6th Avenue S.W.

Calgary, Alberta

Canada T2P 3E3

(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    _

Form 40-F     X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes

No    X

[If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Press Release dated May 14, 2003 - Petro-Canada Files Shelf Prospectus

Exhibit 1

For immediate release

May 14, 2003

Petro-Canada Files Shelf Prospectus

Calgary — Petro-Canada today filed a final shelf prospectus with the Alberta Securities Commission and the U.S. Securities and Exchange Commission for the offering, from time to time until June 2005, of up to U.S. $1 billion of debt securities.

This filing will provide Petro-Canada with flexibility in issuing securities in one or more tranches when market conditions are appropriate over the next 25 months.  Petro-Canada will determine from time to time whether to issue debt securities under this shelf prospectus. Any debt securities, which may be issued under the shelf prospectus, will be issued only in the United States.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any Province, State or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such Province, State or other jurisdiction.

Copies of the shelf prospectus may be obtained from Petro-Canada by contacting Investor Relations.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and internationally.  Its common shares trade on the TSX under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information, please contact:

INVESTOR AND ANALYST INQUIRIES

MEDIA AND GENERAL INQUIRIES

Gordon Ritchie

Robert Andras

Investor Relations

Corporate Communications

(403) 296-7488

(403) 296-8586

E-mail:  investor@petro-canada.ca

INTERNET SITE: www.petro-canada.ca

(publié également en français)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRO-CANADA

/s/  Hugh L. Hooker

Date:  May 14, 2003

Hugh L. Hooker

Title:

Associate General Counsel

   and Assistant Secretary